March 4, 2020

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
8 Hysan Avenue, Causeway Bay
Hong Kong

       Re: Sharing Economy International Inc.
           Revised Preliminary Information Statement on Schedule 14C Filed February 26, 2020
           File No. 001-34591

Dear Mr. Wu:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Our reference to prior comments is to comments in our letter dated February 13,
2020.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Information Statement on Schedule 14C

Information on Consenting Stockholder, page 2

1. We note the revisions made in response to prior comment 2. However, we also note that there continue to be apparent discrepancies with your disclosure. First, you disclose here that you had 199,418,592 shares of common stock issued and outstanding as of the record date. In the table on page 6 and in the paragraph preceding the table on page 3, you disclose that you had had 250,000,000 shares of common stock issued and outstanding as of January 31, 2020. Please either provide a detailed response explaining this discrepancy or revise to reconcile it. Second, in the table on page 2 you disclose that the consenting stockholder owned 181,474,054 shares of your common stock and below the table you disclose that the consenting stockholder owned 181,057,805 shares of your common stock. Please revise to reconcile.
 Jianhua Wu
FirstName LastNameJianhua Wu
Sharing Economy International Inc.
Comapany NameSharing Economy International Inc.
March 4, 2020
Page 2
March 4, 2020 Page 2
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 3

2. Your response to prior comment 3 indicates that the beneficial ownership table does not assume the issuance of the shares that remain to be issued pursuant to the Peak Equity share exchange agreement. However, we note that Chan Tin Chi and ECinteract
         Company Limited's beneficial ownership appears to include these shares. Accordingly, please make the revisions requested by prior comment 3 or revise to provide an alternate presentation that clearly discloses both the number of issued and outstanding shares these two stockholders currently hold and the number of shares not yet issued that each is entitled to pursuant to the Peak Equity share exchange agreement. Executive Compensation, page 4

3. We note that, in response to prior comment 4, you updated the summary compensation table for fiscal year 2019. Please ensure that all the compensation disclosures on pages 4 through 6 are similarly updated for fiscal year 2019.
I. Amendment to Articles of Incorporation, page 6

4. We note the revisions made in response to prior comment 5; however, the table continues to be unclear. With respect to the "after authorized shares amendment" row, it is unclear how there will be 200 million shares of common stock that are authorized but unissued and unreserved if you will also have 250 million shares issued and outstanding and another 7.2 billion shares authorized and reserved for issuance. Please revise this table to ensure that the numbers are consistent with disclosure throughout the document or provide a detailed explanation of the current presentation.
5. You disclose on pages 3 and 7 that you issued 181,057,805 shares to the Peak Equity shareholders on December 27, 2019 and that you are still obligated to issue 7,018,942,195 shares to the Peak Equity shareholders. Please explain why these share numbers changed and why they are not consistent with the disclosure of the transaction in your Form 8-K filed December 31, 2019, as amended on February 10, 2020.
General

6. We note that there are outstanding comments on your Form 8-K filed December 31, 2019, as amended on February 10, 2020, and that the Form 8-K is incorporated by reference into the information statement. Please be advised that we will be unable to complete our review of this information statement until the outstanding comments on your Form 8-K are resolved. Please ensure that any additional amendments to this Form 8-K are specifically incorporated by reference into a future amendment of this information statement.
 Jianhua Wu
FirstName LastNameJianhua Wu
Sharing Economy International Inc.
Comapany NameSharing Economy International Inc.
March 4, 2020
Page 3
March 4, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Thomas E. Puzzo, Esq.